UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

TransAtlantic Petroleum Ltd.
(Name of Issuer)
Common Shares, par value US$0.01 per share
(Title of Class of Securities)
G89982105
(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Christine Stroud
(405) 242-6579
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G89982105	Schedule 13D/A	Page 2 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		111,040,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

111,040,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,040,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%

14	TYPE OF REPORTING PERSON

PN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 3 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		111,040,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

111,040,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,040,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%

14	TYPE OF REPORTING PERSON

CO
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 4 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riata TransAtlantic LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO
*See Item 2.

CUSIP No.	G89982105	Schedule 13D/A	Page 5 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

PN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 6 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

CO
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 7 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

PN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 8 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

CO
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 9 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		95,423

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		160,623,682

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,423

WITH	10	SHARED DISPOSITIVE POWER

		160,623,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	160,719,105

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.2%

14	TYPE OF REPORTING PERSON

	IN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 10 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		160,623,682

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

160,623,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,623,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2%

14	TYPE OF REPORTING PERSON

IN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 11 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandria Nicole Mitchell Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

IN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 12 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah Malone Mitchell, 4th

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

IN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 13 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stevenson Briggs Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

IN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 14 of 28 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Lee Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4.	SOURCE OF FUNDS

OO*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,583,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON

IN
*See Item 3.

CUSIP No.	G89982105	Schedule 13D/A	Page 15 of 28 Pages
AMENDMENT NO. 8 TO SCHEDULE 13D
     This Amendment No. 8 to Schedule 13D (this “Eighth Amendment”) amends and restates in its entirety the Schedule 13D originally filed on April 17, 2008 (the “Original Statement”), as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009 and Amendment No. 7 on September 13, 2010 (collectively, the “Schedule 13D”).
Item 1. Security and Issuer
This Eighth Amendment relates to the common shares, par value US$0.01 per share, of TransAtlantic Petroleum Ltd., a body corporate incorporated under the laws of Bermuda (the “Issuer”). The address of the principal executive office of the Issuer in Bermuda is Canon’s Court, 22 Victoria Street, Hamilton, HM EX, Bermuda. The address of the principal executive office of the Issuer in the United States is c/o TransAtlantic Petroleum (USA) Corp., N. Central Expressway, Suite 1755, Dallas, Texas 75206.
Item 2. Identity and Background
This Eighth Amendment is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), Riata TransAtlantic LLC, an Oklahoma limited liability company (“Riata TransAtlantic”), Longfellow Energy, LP, a Texas limited partnership (“Longfellow”), Deut 8, LLC, a Texas limited liability company (“Deut 8”), ANBE Holdings, LP, a Texas limited partnership (“ANBE Holdings”), ANBE LLC, a Texas limited liability company (“ANBE Holdings GP”), N. Malone Mitchell, 3rd, an individual resident of the State of Texas (“Mitchell”), Amy Mitchell, an individual resident of the State of Texas, Alexandria Nicole Mitchell Jacobs, an individual resident of the State of Texas, Noah Malone Mitchell, 4th, an individual resident of the State of Texas, Stevenson Briggs Mitchell, an individual resident of the State of Texas and Elizabeth Lee Mitchell, an individual resident of the State of Texas. Mitchell and Amy Mitchell are married to each other, and Alexandria Nicole Mitchell Jacobs, Noah Malone Mitchell, 4th. Stevenson Briggs Mitchell and Elizabeth Lee Mitchell are their children. Mitchell, Amy Mitchell, Alexandria Nicole Mitchell Jacobs, Noah Malone Mitchell, 4th, Stevenson Briggs Mitchell and Elizabeth Lee Mitchell are collectively referred to herein as, the “Mitchell Family”. Dalea Partners, Dalea Management, Riata TransAtlantic, Longfellow, Deut 8 and the Mitchell Family are collectively referred to herein as the “Reporting Persons” unless otherwise noted.
Dalea Partners is a limited partnership organized under the laws of the State of Oklahoma. Its principal business is to make investments. Dalea Partners is owned 49.5% by Mitchell, 49.5% by Amy Mitchell and 1% by Dalea Management.
Dalea Management is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to manage Dalea Partners. Dalea Management is the sole general partner of Dalea Partners and is owned 50% by Mitchell and 50% by Amy Mitchell.
Riata TransAtlantic is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to make investments and is controlled by Mitchell, who is the sole manager. On October 1, 2010, the common shares of the Issuer owned by Riata TransAtlantic were distributed to the members of Riata TransAtlantic pro rata in accordance with their respective equity ownership of Riata TransAtlantic (the “Member Distribution”). At the time that Riata TransAtlantic had originally purchased the common shares of the Issuer, each of its members contributed his or her pro rata purchase of the purchase price. One member obtained a $20,000 loan in order to fund that member’s portion of the purchase price. When Riata TransAtlantic made the Member Distribution, that member transferred to Dalea Partners that member’s right to receive 16,667 common shares of the Issuer in exchange for forgiveness of such loan (the “Member Loan Shares”). Accordingly, after the Member Distribution, Riata TransAtlantic ceased to own any common shares of the Issuer and was no longer required to be a Reporting Person. Furthermore, other than the Member Loan Shares, Mitchell ceased to beneficially own the 1,150,028 common shares that were distributed to the members of Riata TransAtlantic.

CUSIP No.	G89982105	Schedule 13D/A	Page 16 of 28 Pages
Longfellow is a limited partnership organized under the laws of the State of Texas. Its principal business is to engage in the exploration and development of oil and gas reserves in the United States of America. Longfellow is owned approximately 51% by ANBE Holdings, 24.3% by Mitchell, 24.3% by Amy Mitchell and 0.29% by Deut 8.
Deut 8 is a limited liability company organized under the laws of the State of Texas. Its principal business is to manage Longfellow. Deut 8 is the sole general partner of Longfellow and is owned 50% by Mitchell and 50% by Amy Mitchell.
ANBE Holdings is a limited partnership organized under the laws of the State of Texas. Its principal business is to hold the Mitchell Family’s investment in Longfellow. Alexandria Nicole Mitchell Jacobs, Noah Malone Mitchell, 4th, Stevenson Briggs Mitchell and Elizabeth Lee Mitchell each own a 24.75% equity interest in ANBE Holdings and ANBE Holdings GP owns a 1% equity interest in ANBE Holdings.
ANBE Holdings GP is a limited liability company organized under the laws of the State of Texas. Its principal business is to manage ANBE Holdings. ANBE Holdings GP is the sole general partner of ANBE Holdings and is owned 50% by Mitchell and 50% by Amy Mitchell.
Mitchell is a citizen of the United States of America. Mitchell is actively engaged in ranching and all aspects of the oil and gas business and is engaged in managing personal and family investments.
Amy Mitchell is a citizen of the United States of America and is engaged in all aspects of the oil and gas business and managing personal and family investments.
Alexandria Nicole Mitchell Jacobs is a citizen of the United States of America and is engaged in managing personal and family investments.
Noah Malone Mitchell, 4th is a citizen of the United States of America and is engaged in managing personal and family investments.
Stevenson Briggs Mitchell is a citizen of the United States of America and is engaged in managing personal and family investments.
Elizabeth Lee Mitchell is a citizen of the United States of America and is a minor on whose behalf Mitchell, as her guardian, manages personal and family investments.
The address of the principal office of the Reporting Persons, other than Longfellow, is 4801 Gaillardia Parkway, Suite 350, Oklahoma City, Oklahoma 73142.
The address of the principal office of Longfellow is 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142.
During the last five years, no Reporting Person nor any manager, director or executive officer of any of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the Investment Agreement (defined below in Item 4):

CUSIP No.	G89982105	Schedule 13D/A	Page 17 of 28 Pages
(i) on April 8, 2008, Dalea Partners acquired ownership of 10,000,000 common shares of the Issuer at a price of C$0.30 per share and an aggregate purchase price of C$3,000,000 (the “First Investment Shares”), and Dalea Management, Mitchell and his wife, Amy Mitchell, acquired beneficial ownership of the First Investment Shares as a result of their direct and indirect ownership relationship with Dalea Partners; and
(ii) on May 30, 2008, Dalea Partners and Riata TransAtlantic acquired ownership of an additional 11,652,722 common shares and 977,278 common shares, respectively, of the Issuer at a price of C$0.36 per share and an aggregate purchase price of C$4,546,800 (the “Second Investment Shares”), and Dalea Management, Mitchell and Amy Mitchell acquired beneficial ownership of the Second Investment Shares as a result of their direct and indirect ownership relationship with Dalea Partners and Riata Transatlantic. Dalea Partners purchased the First Investment Shares and its portion of the Second Investment Shares with cash on hand. Riata TransAtlantic purchased its portion of the Second Investment Shares with capital contributions of cash made to Riata TransAtlantic by its members.
On June 17, 2008, Mitchell exercised stock options to acquire 16,666 common shares of the Issuer at a price of C$1.23 per share (the “First Option Shares”). The First Option Shares were acquired by Mitchell through the exercise of stock options granted to him for his service on the Board of Directors of the Issuer (the “Board”).
Pursuant to the Longe Purchase Agreement (defined below in Item 4), on December 30, 2008, Longfellow sold to the Issuer all of the outstanding shares of Longe Energy Limited (“Longe”), a Bermuda limited company and a wholly-owned subsidiary of Longfellow (the “Longe Acquisition”), in exchange for the issuance to Longfellow of (i) 39,583,333 common shares of the Issuer at a price of C$1.20 per share (the “Longfellow Shares”) and (ii) 10 million common share purchase warrants (the “Longfellow Warrants” and together with the Longfellow Shares, the “Longfellow Securities”). The Longfellow Warrants are exercisable for three years and, upon exercise, will entitle Longfellow to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share. Further, contemporaneously with the Longe Acquisition on December 30, 2008, Dalea Partners and Riata TransAtlantic acquired ownership of 34,208,917 common shares and 172,750 common shares, respectively, of the Issuer at a price of C$1.20 per share and an aggregate purchase price of C$41,258,000 (the “Third Investment Shares”), and Dalea Management, Mitchell and Amy Mitchell acquired beneficial ownership of the Third Investment Shares as a result of their direct and indirect ownership relationship with Dalea Partners and Riata TransAtlantic. The Mitchell Family members acquired beneficial ownership of the Longfellow Securities as a result of their direct and indirect ownership relationship with Longfellow. Dalea Partners purchased its portion of the Third Investment Shares with cash on hand. Riata TransAtlantic purchased its portion of the Third Investment Shares with capital contributions of cash made to Riata TransAtlantic by its members.
On June 22, 2009, Dalea Partners acquired 41,818,000 common shares of the Issuer at a price of C$1.65 per share (the “Fourth Investment Shares”) in connection with the public and private placement offering of 98,377,300 common shares of the Issuer. The common shares were sold publicly in Canada in the Provinces of Ontario, Alberta and British Columbia and under an exemption from registration under Regulation S promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the Securities Act. Dalea Management, Mitchell and Amy Mitchell acquired beneficial ownership of the Fourth Investment Shares as a result of their direct and indirect ownership relationship with Dalea Partners. Dalea Partners purchased the Fourth Investment Shares with cash on hand.
On November 24, 2009 Dalea Partners acquired 4,255,400 common shares of the Issuer at a price of C$2.35 per share (the “Fifth Investment Shares”) in connection with the public and private placement offering of 48,298,790 common shares of the Issuer. The common shares were sold to non-U.S. purchasers pursuant to registration in Canada in accordance with Canadian securities laws and exemption from registration under Regulation S promulgated under the Securities Act. The common shares were sold to U.S. purchasers, including Dalea Partners, without general solicitation or advertising in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act. Dalea Management, Mitchell and Amy Mitchell acquired beneficial ownership of the Fifth Investment Shares as a result of their direct and indirect ownership relationship with Dalea Partners. Dalea Partners purchased the Fourth Investment Shares with cash on hand.

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On January 15, 2009, the Issuer granted to Mitchell 37,802 restricted stock units for his service on the Board, each of which represented a contingent right to receive one common share of the Issuer (the “First Restricted Stock Units”). The First Restricted Stock Units vested in full on January 15, 2010. On January 15, 2010, Mitchell exercised the First Restricted Stock Units and acquired 37,802 common shares of the Issuer (the “First Restricted Stock Unit Shares”).
On September 1, 2010, the Issuer issued to Dalea Partners 7,300,000 warrants to purchase the Issuer’s common shares at a price of US$6.00 per share (the “Dalea Warrants”). The Dalea Warrants were issued to Dalea Partners in connection with borrowings by the Issuer under the 2010 Dalea Credit Agreement (defined below in Item 4).
On September 2, 2010, Mitchell exercised options to acquire 33,334 common shares of the Issuer at a price of US$1.18 per share (the “Second Option Shares”). The Second Option Shares were acquired by Mitchell through the exercise of options granted to him for his service on the Board.
On September 30, 2010, Dalea Partners acquired 1,788,643 common shares of the Issuer at a price of US$2.80 per share and an aggregate purchase price of approximately US$5 million (the “Sixth Investment Shares”) in connection with the Issuer’s public offering of 30,357,143 shares of its common stock pursuant to a free writing prospectus distributed to prospective investors on September 27, 2010, a base prospectus dated June 18, 2010 and a prospectus supplement dated September 28, 2010, each pursuant to the Issuer’s shelf registration statement on Form S-3, which was declared effective on June 18, 2010. Dalea Partners waived the Issuer’s obligation to use the net proceeds from this offering to repay all or part of the amounts borrowed under the 2010 Dalea Credit Agreement. Dalea Management, Mitchell and Amy Mitchell acquired beneficial ownership of the Sixth Investment Shares as a result of their direct and indirect ownership relationship with Dalea Partners. Dalea Partners purchased the Sixth Investment Shares with cash on hand.
On October 1, 2010, Dalea Partners acquired 16,667 common shares of the Issuer in connection with the Member Distribution in exchange for forgiveness of a $20,000 loan to a member of Riata TransAtlantic.
On January 15, 2010, the Issuer granted to Mitchell 7,621 restricted stock units for his service on the Board, each of which represented a contingent right to receive one common share of the Issuer (the “Second Restricted Stock Units”). The Second Restricted Stock Units vested in full on January 15, 2011. On January 15, 2011, Mitchell exercised the Restricted Stock Units and acquired 7,621 common shares of the Issuer (the “Second First Restricted Stock Unit Shares”).
On February 25, 2011, the Issuer granted to Mitchell 7,463 restricted stock units for his service on the Board, each of which represents a contingent right to receive one common share of the Issuer (the “Third Restricted Stock Units”). The Third Restricted Stock Units will vest in full on January 15, 2012.
Item 4. Purpose of the Transaction.
The Reporting Persons beneficially own a significant number of the Issuer’s outstanding shares of common stock. Furthermore, Mitchell has served as the Company’s Chairman of the Board since May 20, 2008, and was elected to serve as Chief Executive Officer, effective May 6, 2011, after that position became vacant with the resignation of the then-serving Chief Executive Officer. As a result of the Reporting Persons’ stock ownership; Mitchell’s position as Chairman of the Board, Chief Executive Officer and director; and the Reporting Persons’ ownership of entities that have material relationships with the Issuer (as more fully described below), the Reporting Persons are in a position to influence the management and policies of the Issuer. Accordingly, the Reporting Persons should not be considered passive investors.
Certain Transactions with Reporting Persons
Pursuant to an Investment Agreement dated March 28, 2008, between Riata Management, LLC (“Riata”) and the Issuer (the “Investment Agreement”), Riata agreed to, or to cause certain of its affiliates, including Dalea Partners, to, acquire 25,000,000 common shares of the Issuer. In accordance with the Investment Agreement, Dalea Partners, Dalea Management and Mitchell acquired the First Investment Shares on April 8, 2008, and Dalea Partners, Dalea Management, Riata Transatlantic and Mitchell acquired the Second Investment Shares on May 30, 2008. The description of the First Investment Shares and Second Investment Shares in Item 3 is incorporated by reference herein. Pursuant to the Investment Agreement, Mitchell was appointed to the Board and Riata was given the right to nominate one additional individual of its choosing for election to the Board. Mitchell and his wife, Amy Mitchell, collectively own 100% of Riata and Dalea Partners, and Mitchell is a manager of Dalea Management, the general partner of Dalea Partners. Riata TransAtlantic is managed by Mitchell, who had sole voting and investment power over the common shares of the Issuer held by Riata TransAtlantic prior to the Member Distribution on October 1, 2010.

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Pursuant to a Credit Agreement dated March 28, 2008 between the Issuer and Riata on March 28, 2008 (the “Short-Term Credit Agreement”), Riata loaned to the Issuer US$2.0 million, which the Issuer used to repay the US$2.0 million loan due to Quest Capital Corp. The amounts borrowed under the Short-Term Credit Agreement bore interest at 12% and was secured by guarantees from the Issuer’s first and second-tier subsidiaries. The Issuer repaid all amounts outstanding under Short-Term Credit Agreement with the proceeds of the sale of the Second Investment Shares.
Effective May 1, 2008, the Issuer entered into a the Service Agreement with Longfellow, Viking Drilling, LLC (“Viking”), MedOil Supply, LLC (“MedOil”) and Riata (collectively, the “Service Entities”), under which the Issuer and the Service Entities agreed to provide technical and administrative services to each other from time to time on an as-needed basis (the “Service Agreement”). Under the terms of the Service Agreement, the Service Entities agreed to provide the Issuer, upon its request, with certain computer services, payroll and benefits services, insurance administration services and entertainment services, and the Issuer and the Service Entities agreed to provide each other with certain management consulting services, oil and gas services and general accounting services (collectively, the “Services”). Under the terms of the Service Agreement, the Issuer pays, or is paid, for the actual cost of the Services rendered plus the actual cost of reasonable expenses on a monthly basis. Pursuant to the Service Agreement, the salary, bonus and benefits earned by each of the Issuer’s named executive officers are paid by Riata and the Issuer reimburses Riata for the actual cost thereof. Mitchell, his wife and their four children collectively indirectly own 100% of Longfellow. Riata owns 100% of MedOil. Dalea Partners owns approximately 85% of Viking.
As described in Item 3, on September 19, 2008, the Issuer entered into a Purchase Agreement (the “Longe Purchase Agreement”) with Longfellow in connection with the Longe Acquisition. The Longe Acquisition was consummated on December 30, 2008, at which time the Issuer issued the Longfellow Shares and the Longfellow Warrants to Longfellow. The closing of the Longe Acquisition was conditioned upon a private placement by the Issuer of the Third Investment Shares and additional common shares to other private investors at a price of C$1.20 per common share (the “Longe Private Placement”). The Longe Private Placement closed on December 30, 2008. The description of the Third Investment Shares in Item 3 is incorporated by reference herein.
On November 28, 2008, the Issuer entered into a Credit Agreement with Dalea Partners (the “2008 Dalea Credit Agreement”) for the purpose of funding the all-cash takeover offer (the “Incremental Tender Offer”) by TransAtlantic Australia Pty. Ltd., the Issuer’s wholly-owned subsidiary (“TransAtlantic Australia”), for all of the outstanding shares of Incremental Petroleum Limited (“Incremental”). Pursuant to the 2008 Dalea Credit Agreement, as amended, until June 30, 2009, the Issuer could request advances from Dalea Partners of (i) up to US$62.0 million for the sole purpose of purchasing Incremental common shares in connection with the offer, plus related transaction costs and expenses; and (ii) up to US$14.0 million for general corporate purposes. The total outstanding balance of the advances made under the 2008 Dalea Credit Agreement accrued interest at a rate of ten percent (10%) per annum, calculated daily and compounded quarterly. The Issuer borrowed an aggregate of US$64.6 million under the loan, and the loan was repaid in full on June 23, 2009, at which time the 2008 Dalea Credit Agreement was terminated.
In connection with the Incremental Tender Offer, on March 20, 2009, TransAtlantic Australia purchased 15,025,528 shares of Incremental from Mitchell at a price of AUD $1.085 per share, the same price per share and pursuant to the same terms as the shares acquired from Incremental’s other shareholders. None of these other shareholders had any relationship with the Issuer. Mitchell had purchased the Incremental shares between October 27, 2008 and December 23, 2008 at an average price of AUD $0.99 per share. The total consideration paid by TransAtlantic Australia for Mitchell’s Incremental shares was AUD $11.2 million, which amount was funded from amounts borrowed by the Issuer under the 2008 Dalea Credit Agreement.

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On June 28, 2010, the Issuer entered into a Credit Agreement with Dalea Partners for the purpose of funding the acquisition of all the issued shares of Amity Oil International Pty. Ltd. and Zorlu Petrogas Petrol Gaz ve Petrokimya Ürünleri Inşaat Sanayi ve Ticaret A.S. and for general corporate purposes (the “2010 Dalea Credit Agreement”). Pursuant to the Credit Agreement, until September 1, 2010, the Issuer could request advances from Dalea Partners of up to US$100.0 million. The Issuer borrowed an aggregate of US$73.0 million under the 2010 Dalea Credit Agreement, which accrues interest at a rate of three month LIBOR plus 2.50% per annum, to be adjusted monthly on the first day of each month and paid monthly in arrears on the last day of each month. The Issuer or any subsidiary is also required to repay amounts outstanding under the 2010 Dalea Credit Agreement from (i) any proceeds of any equity issuance received from Mitchell, the Mitchell Family or any entities owned or controlled by Mitchell or the Mitchell Family (collectively, the “Mitchell Group”), and (ii) all proceeds of any equity issuance in excess of US$75,000,000 (excluding any proceeds received from the Mitchell Group), net of reasonable transaction costs. In addition, under the terms of the 2010 Dalea Credit Agreement, the Issuer was required to issue 100,000 common share purchase warrants to Dalea Partners for each US$1.0 million in principal amount advanced under the 2010 Dalea Credit Agreement. On September 1, 2010, the Issuer issued the Dalea Warrants to Dalea Partners, which are exercisable until September 1, 2013 and have an exercise price of US$6.00 per share. On May 6, 2011, the Company announced that it had reached an agreement in principle with Dalea Partners to extend the maturity date of the 2010 Dalea Credit Agreement, from June 28, 2011 to December 31, 2011. In consideration for extending the maturity date, the Company agreed to pay interest at a rate equal to the interest rate payable under the Company’s expected amended and restated senior secured credit facility with a third party lender, which rate is anticipated to be LIBOR plus 5.5% per annum. This amendment is subject to the negotiation and execution of definitive documentation.
On June 28, 2010, Viking International Limited, a wholly-owned subsidiary of Issuer (“Viking International”) entered into the Loan Agreement with Dalea Partners (the “Viking International Loan Agreement”). The purpose of the Viking International Loan Agreement is to fund the purchase of equipment and for general corporate purposes. Pursuant to the Viking International Loan Agreement, Viking International could request advances from Dalea of up to US$30.0 million until December 31, 2010. Viking International borrowed an aggregate of US$18.5 million under the Viking International Loan Agreement, which was secured by (i) any and all equipment named therein, and (ii) proceeds of the equipment and all accessions to, substitutions and replacements for, and rents, profits and products of each of the foregoing. Amounts due under the Viking International Loan Agreement accrued interest at the rate of 10% per annum, and beginning on October 31, 2010, Viking International was required to pay monthly principal payments in the amount of US$833,333.33, together with a payment of all accrued interest monthly in arrears on the last day of each month. Viking International repaid all amounts outstanding under the Viking International Loan Agreement on October 1, 2010.
In addition, the Reporting Persons own private oilfield services businesses in the United States, Iraq and Turkey, and have considered various alternatives with respect to their equity and debt positions in the Issuer, including the possibility of entering into a transaction involving the sale of the Issuer’s and/or its subsidiaries’ servicing assets (i.e., not the Issuer’s oil and gas properties) and/or a recapitalization of the Issuer. Over the course of the past few months, Mitchell has had conversations with members of the Issuer’s Board and management team regarding the possibility of such a transaction. For example, one of the possible transactions under consideration would involve the transfer of all or a portion of the Issuer’s servicing assets in exchange for mutually agreeable consideration, which could include any of the following or a combination of the following: cash, equity or debt securities of the acquiring entity. Even if such a transaction were to be completed, the Issuer would still remain a publicly-traded exploration and production company after any such transaction. On May 5, 2011, the Issuer’s board of directors formed a special committee (the “Special Committee”), comprised of four independent directors, to explore strategic alternatives relating to the Issuer’s oilfield services business, including the possibility of such a transaction with one or more of the Reporting Persons. In considering such transaction, the Reporting Persons have engaged, and/or expect to engage, one or more financial, tax and legal advisors in connection with the Reporting Persons’ consideration of alternatives with respect to their equity and debt positions in the Issuer. The Reporting Persons may also seek access to due diligence information with respect to the Issuer and its subsidiaries if a proposal is made. There can be no assurance, however, that the Reporting Persons or the Issuer will make a definitive proposal for, or participate in, any transaction involving the Issuer and/or its subsidiaries or take any of the actions described above regarding a potential proposal. If a definitive proposal is made, the Reporting Persons would expect that the Special Committee (or a different committee consisting of all or some of the independent directors of the Issuer) would be authorized by the full Board to consider any such proposals and to negotiate the terms of any such transaction with the Reporting Persons, with the assistance of legal and financial advisors retained by any such committee.

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Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the common shares of the Issuer, conditions in the securities and credit markets, general economic and industry conditions, the Reporting Persons’ overall investment strategies and other investment opportunities available to the Reporting Persons and capital availability and applicable regulatory and legal constraints, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, communicating with management, members of the Board, other shareholders of the Issuer and other interested or relevant parties (including financial advisors and financing sources) about the Issuer and its subsidiaries or proposing a potential transaction involving the Issuer and/or its subsidiaries. The Reporting Persons reserve the right to change their current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise, and may determine not to acquire additional common shares of the Issuer and/or to sell or distribute some or all of their Issuer common shares, at any time and from time to time, in the open market, in private transactions, or otherwise.
Item 5.
(a)	Amount beneficially owned:
(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Eighth Amendment. Of the amount beneficially owned by Dalea Partners, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Eighth Amendment. Of the amount beneficially owned by Dalea Management, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Eighth Amendment. Of the amount beneficially owned by Longfellow, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Eighth Amendment. Of the amount beneficially owned by Deut 8, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

(v)	ANBE Holdings beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings cover page of this Eighth Amendment. Of the amount beneficially owned by ANBE Holdings, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

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(vi)	ANBE Holdings GP beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings GP cover page of this Eighth Amendment. Of the amount beneficially owned by ANBE Holdings GP, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

(vii)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Eighth Amendment. Of the amount beneficially owned by Mitchell, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share. Of the amount beneficially owned by Mitchell, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(viii)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Eighth Amendment. Of the amount beneficially owned by Amy Mitchell, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share. Of the amount beneficially owned by Dalea Management, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(ix)	Alexandria Nicole Mitchell Jacobs beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Alexandria Nicole Mitchell Jacobs cover page of this Eighth Amendment. Of the amount beneficially owned by Alexandria Nicole Mitchell Jacobs, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

(x)	Noah Malone Mitchell, 4th beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Noah Malone Mitchell, 4th cover page of this Eighth Amendment. Of the amount beneficially owned by Noah Malone Mitchell, 4th 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

(xi)	Stevenson Briggs Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Stevenson Briggs Mitchell cover page of this Eighth Amendment. Of the amount beneficially owned by Stevenson Briggs Mitchell, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.

(xii)	Elizabeth Lee Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Elizabeth Lee Mitchell cover page of this Eighth Amendment. Of the amount beneficially owned by Elizabeth Lee Mitchell, 10,000,000 common shares represent the shares underlying the Longfellow Warrants which are exercisable for

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three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of C$3.00 per share.
(b)	Power to Vote/ Power to Dispose:
(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Eighth Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Eighth Amendment.

(iii)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Eighth Amendment.

(iv)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Eighth Amendment.

(v)	ANBE Holdings shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the ANBE Holdings cover page of this Eighth Amendment.

(vi)	ANBE Holdings GP shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the ANBE Holdings GP cover page of this Eighth Amendment.

(vii)	Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Eighth Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Eighth Amendment.

(viii)	Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Eighth Amendment.

(ix)	Alexandria Nicole Mitchell Jacobs shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Alexandria Nicole Mitchell Jacobs cover page of this Eighth Amendment.

(x)	Noah Malone Mitchell, 4th shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Noah Malone Mitchell, 4th cover page of this Eighth Amendment.

(xi)	Stevenson Briggs Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Stevenson Briggs Mitchell cover page of this Eighth Amendment.

(xii)	Elizabeth Lee Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Elizabeth Lee Mitchell cover page of this Eighth Amendment.
(c)	Not applicable.

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(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The description of the Investment Agreement set forth in Item 4 is incorporated by reference herein.
Riata and the Issuer entered into a registration rights agreement dated April 8, 2008 (the “First Registration Rights Agreement”). The First Registration Rights Agreement called for the Issuer to prepare and file a preliminary prospectus and a prospectus with the Canadian Securities Commissions covering the First Investment Shares and Second Investment Shares. Such registration statement was required to enable the applicable Reporting Persons to sell the First Investment Shares and the Second Investment Shares to the public in any or all of the provinces and territories of Canada. The First Registration Rights Agreement also contained standard provisions requiring the Issuer and Riata to indemnify each other for certain liabilities arising out of the sale of the First Investment Shares and Second Investment Shares pursuant to an offering made under the terms of the First Registration Rights Agreement.
In connection with the Longe Acquisition and the Longe Private Placement, and as a condition to the closing of the Purchase Agreement, on December 30, 2008, the Issuer and Riata entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, from time to time and subject to certain limitations, Riata Management had the right to request that the Issuer effect the qualification under Canadian securities laws of all or part of the common shares (and any securities of the Issuer issued on conversion of, in exchange for or in replacement of such common shares) owned or controlled by Riata, certain related entities and the parties who acquired the Longfellow Securities (together, the “Qualifiable Securities”), to permit the distribution of such Qualifiable Securities to the public in any or all of the provinces and territories of Canada (a “Demand Qualification”). The Issuer was not be obligated to effect any Demand Qualification for less than $5,000,000 or more than two Demand Qualifications in any twelve month period or until a period of at least 90 days has elapsed from the effective date of the most recent qualification. In addition to the Demand Qualification rights, subject to certain limitations, if the Issuer proposed to file a prospectus under Canadian securities laws in order to permit the qualification of securities that were to be sold by the Issuer or any shareholder of the Issuer, the Issuer was required to use reasonable efforts to include in the proposed distribution such number of Qualifiable Securities as requested by Riata upon the same terms as such distribution.
The descriptions of the Longfellow Securities set forth in Item 3 and the Longe Purchase Agreement set forth in Item 4 are incorporated by reference herein.
In connection with the Fourth Investment Shares, on June 22, 2009, the Issuer entered into a Registration Rights Agreement (the “Fourth Investment Shares Registration Rights Agreement”) with Canaccord Capital Corporation and Dalea Partners. Pursuant to the Fourth Investment Shares Registration Rights Agreement, the Issuer was required to file a registration statement (the “Initial Registration Statement”) with the Securities and Exchange Commission (the “SEC”) by July 22, 2009 and use commercially reasonable efforts to cause the SEC to declare the Initial Registration Statement effective as soon as possible but no later than September 30, 2009. Once declared effective by the SEC, the Issuer was required, subject to certain customary limitations, to maintain the effectiveness of the Initial Registration Statement continuously until all of the common shares registered thereby had either been sold or was permitted to be sold by non-affiliates of the Issuer without restriction under Rule 144 of the Securities Act. Under the Fourth Investment Shares Registration Rights Agreement, non-affiliates of the Issuer were entitled to have their common shares included in the Initial Registration Statement prior to common shares held by affiliates of the Issuer. The Fourth Investment Shares Registration Rights Agreement also contained customary provisions covering registration procedures and limitations, and indemnification by the Issuer and by the holders of common shares eligible to be registered pursuant to the Fourth Investment Shares Registration Rights Agreement for claims arising out of a registration statement filed pursuant to the Fourth Investment Shares Registration Rights Agreement.

CUSIP No.	G89982105	Schedule 13D/A	Page 25 of 28 Pages
In connection with the Fifth Investment Shares, on November 24, 2009, the Issuer entered into a Registration Rights Agreement (the “Fifth Investment Shares Registration Rights Agreement”) with Canaccord Capital Corporation and Dalea Partners. Pursuant to the Fifth Investment Shares Registration Rights Agreement, the Issuer was required to file a registration statement (the “Initial Registration Statement”) with the SEC by December 30, 2009 and use commercially reasonable efforts to cause the SEC to declare the Initial Registration Statement effective as soon as possible but no later than February 15, 2010. Once declared effective by the SEC, the Issuer was required, subject to certain customary limitations, to maintain the effectiveness of the Initial Registration Statement continuously until all of the common shares registered thereby had either been sold or was permitted to be sold by non-affiliates of the Issuer without restriction under Rule 144 of the Securities Act. Under the Fifth Investment Shares Registration Rights Agreement, non-affiliates of the Issuer were entitled to have their common shares included in the Initial Registration Statement prior to common shares held by affiliates of the Issuer. The Fifth Investment Shares Registration Rights Agreement also contained customary provisions covering registration procedures and limitations, and indemnification by the Issuer and by the holders of common shares eligible to be registered pursuant to the Fifth Investment Shares Registration Rights Agreement for claims arising out of a registration statement filed pursuant to the Fifth Investment Shares Registration Rights Agreement.
The description of the 2010 Dalea Credit Agreement and the Dalea Warrants set forth in Item 4 is incorporated by reference herein.
On July 30, 2010, Dalea Partners entered into a Master Credit Agreement with Amarillo National Bank (the “ANB Credit Agreement”) pursuant to which Amarillo National Bank agreed to provide Dalea Partners with a $35.0 million line of credit. Mitchell and his wife, Amy Mitchell, acted as guarantors under the ANB Credit Agreement (the “Guarantors”). As security for the amounts advanced to Dalea Partners under the ANB Credit Agreement, Dalea Partners and the Guarantors granted Amarillo National Bank a first priority security interest in 29,000,000 common shares of the Issuer.
Item 7. Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement for Eighth Amendment.	Filed herewith

2	Investment Agreement.	Filed as Exhibit B to Original Statement

3	Short-Term Credit Agreement.	Incorporated by reference to Exhibit 4.7 to the Issuers Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on May 14, 2008

4	First Registration Rights Agreement.	Filed herewith

5	Service Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated August 6, 2008, filed with the SEC on February 12, 2009

7	Amendment to Service Agreement, effective October 1, 2008.	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated August 6, 2008, filed with the SEC on February 12, 2009

8	Longe Purchase Agreement.	Incorporated by reference to Appendix B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 26, 2008

9	Amended and Restated Registration Rights Agreement.	Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated December 31, 2008, filed with the SEC on January 6, 2009

10	Longfellow Warrant.	Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated December 31, 2008, filed with the SEC on

CUSIP No.	G89982105	Schedule 13D/A	Page 26 of 28 Pages

Exhibit	Description	Filing

January 6, 2009

11	2008 Dalea Credit Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated February 4, 2009, filed with the SEC on February 6, 2009

12	First Amendment to 2008 Dalea Credit Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated February 4, 2009, filed with the SEC on February 6, 2009

13	Second Amendment to 2008 Dalea Credit Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated February 4, 2009, filed with the SEC on February 6, 2009

14	Third Amendment to 2008 Dalea Credit Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated February 4, 2009, filed with the SEC on February 6, 2009

15	Fourth Amendment to 2008 Dalea Credit Agreement.	Filed herewith

16	Fifth Amendment to 2008 Dalea Credit Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 31, 2009, filed with the SEC on June 1, 2009

17	Fourth Investment Shares Registration Rights Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 22, 2009, filed with the SEC on June 25, 2009

18	Fifth Investment Shares Registration Rights Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated November 24, 2009, filed with the SEC on November 24, 2009

19	2010 Dalea Credit Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 28, 2010, filed with the SEC on July 1, 2010

20	Viking International Loan Agreement.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 28, 2010, filed with the SEC on July 1, 2010

21	Dalea Warrants.	Filed herewith

CUSIP No.	G89982105	Schedule 13D/A
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011	DALEA PARTNERS, LP
	By:	Dalea Management, LLC,
its general partner

	By:	/s/ N. Malone Mitchell, 3rd
		Name:	N. Malone Mitchell, 3rd
		Title:	Manager

DALEA MANAGEMENT, LLC
	By:	/s/ N. Malone Mitchell, 3rd
		Name:	N. Malone Mitchell, 3rd
		Title:	Manager

RIATA TRANSATLANTIC LLC
	By:	/s/ N. Malone Mitchell, 3rd
		Name:	N. Malone Mitchell, 3rd
		Title:	Manager

LONGFELLOW ENERGY, LP
	By:	Deut 8, LLC,
its general partner

	By:	/s/ N. Malone Mitchell, 3rd
		Name:	N. Malone Mitchell, 3rd
		Title:	Manager

DEUT 8, LLC
	By:	/s/ N. Malone Mitchell, 3rd
		Name:	N. Malone Mitchell, 3rd
		Title:	Manager

ANBE HOLDINGS, LP
	By:	ANBE LLC,
its general partner

	By:	/s/ N. Malone Mitchell, 3rd
		Name:	N. Malone Mitchell, 3rd
		Title:	Manager

CUSIP No.	G89982105	Schedule 13D/A

ANBE LLC
By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL

/s/ Alexandria Nicole Mitchell Jacobs
ALEXANDRIA NICOLE MITCHELL JACOBS

/s/ Noah Malone Mitchell, 4th
NOAH MALONE MITCHELL, 4th

/s/ Stevenson Briggs Mitchell
STEVENSON BRIGGS MITCHELL

ELIZABETH LEE MITCHELL
By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
As: Guardian